Agora, Inc. Reports Third Quarter 2024 Financial Results

SANTA CLARA, Calif., November 25, 2024 (GLOBE NEWSWIRE) – Agora, Inc. (NASDAQ: API) (the “Company”), a pioneer and leader in real-time engagement technology, today announced its unaudited financial results for the third quarter ended September 30, 2024.

“Recently, we launched our Conversational AI SDK in collaboration with OpenAI’s Realtime API to allow developers to bring voice-driven AI experiences to any app. We believe multimodal AI agents that can interact with human through natural voice will gain widespread adoption across many use cases such as customer support, education and wellness, and Agora is well positioned to become a key infrastructure provider for real-time conversational AI,” said Tony Zhao, founder, chairman and CEO of Agora. “To support this vision, we recently made some structural changes, aligning our organization to fully leverage the accelerating conversational AI opportunities, and operate in a faster, leaner, and more responsive fashion. These changes will help us build the next generation real-time engagement technology for the Generative AI era and strengthen our position as the leader in real-time engagement space.”

Third Quarter 2024 Highlights

•
Total revenues for the quarter were $31.6 million, a decrease of 9.8% from $35.0 million in the third quarter of 2023, which included decreased revenue from certain end-of-sale products of $2.4 million.
•
Agora: $15.7 million for the quarter, an increase of 2.6% from $15.3 million in the third quarter of 2023.
•
Shengwang: RMB112.9 million ($15.9 million) for the quarter, a decrease of 20.0% from RMB141.2 million ($19.7 million) in the third quarter of 2023, which included decreased revenue from certain end-of-sale products of RMB17.5 million ($2.4 million).
•
Active Customers
•
Agora: 1,762 as of September 30, 2024, an increase of 5.9% from 1,664 as of September 30, 2023.
•
Shengwang: 3,641 as of September 30, 2024, a decrease of 9.7% from 4,034 as of September 30, 2023.
•
Dollar-Based Net Retention Rate
•
Agora: 94% for the trailing 12-month period ended September 30, 2024.
•
Shengwang: 78% for the trailing 12-month period ended September 30, 2024.

•
Net loss for the quarter was $24.2 million, which included expenses of $11.4 million in relation to the cancellation of certain employees’ equity awards, severance expenses of $4.8 million, and losses from equity in affiliates of $4.2 million, compared to net loss of $22.5 million in the third quarter of 2023. After excluding share-based compensation expenses, acquisition related expenses, amortization expenses of acquired intangible assets and income tax related to acquired intangible assets, non-GAAP net loss for the quarter was $10.4 million, compared to the non-GAAP net loss of $15.6 million in the third quarter of 2023.
•
Total cash, cash equivalents, bank deposits and financial products issued by banks as of September 30, 2024 was $362.6 million.
•
Net cash used in operating activities for the quarter was $4.6 million, compared to $3.0 million in the third quarter of 2023. Free cash flow for the quarter was negative $6.0 million, compared to negative $3.2 million in the third quarter of 2023.

Third Quarter 2024 Financial Results

Revenues

Total revenues were $31.6 million in the third quarter of 2024, a decrease of 9.8% from $35.0 million in the same period last year. Revenues of Agora were $15.7 million in the third quarter of 2024, an increase of 2.6% from $15.3 million in the same period last year, primarily due to our business expansion and usage growth in sectors such as live shopping. Revenues of Shengwang were RMB112.9 million ($15.9 million) in the third quarter of 2024, a decrease of 20.0% from RMB141.2 million ($19.7 million) in the same period last year, primarily due to a decrease in revenues of RMB 17.5 million ($2.4 million) due to the end-of-sale of certain products and reduced usage from customers in certain sectors such as social and entertainment as a result of challenging macroeconomic and regulatory environment.

Cost of Revenues

Cost of revenues was $10.5 million in the third quarter of 2024, a decrease of 16.4% from $12.6 million in the same period last year, primarily due to the end-of-sale of certain products and the decrease in bandwidth usage and costs, which was offset partially by severance expenses for customer support teams of $0.3 million.

Gross Profit and Gross Margin

Gross profit was $21.0 million in the third quarter of 2024, a decrease of 6.1% from $22.4 million in the same period last year. Gross margin was 66.7% in the third quarter of 2024, an increase of 2.7% from 64.0% in the same period last year, mainly due to the end-of-sale of certain low-margin products, which was offset partially by higher severance expenses in the third quarter of 2024.

Operating Expenses

Operating expenses were $45.9 million in the third quarter of 2024, an increase of 24.3% from $36.9 million in the same period last year, primarily due to the increase in restructuring and severance expenses in the third quarter of 2024, which included share-based compensation of $11.4 million as a result of the cancellation of certain employees’ equity awards and immediate recognition of relevant remaining unrecognized compensation expenses, as well as severance expenses of $4.4 million.

•
Research and development expenses were $29.3 million in the third quarter of 2024, an increase of 46.1% from $20.0 million in the same period last year, primarily due to restructuring and severance expenses in the third quarter of 2024, including share-based compensation of $9.0 million due to equity award cancellation and severance expenses of $3.6 million.
•
Sales and marketing expenses were $6.9 million in the third quarter of 2024, a decrease of 11.9% from $7.8 million in the same period last year, primarily due to a decrease in personnel costs as the Company optimized its global workforce, which was offset partially by severance expenses of $0.7 million in the third quarter of 2024.
•
General and administrative expenses were $9.7 million in the third quarter of 2024, an increase of 7.4% from $9.1 million in the same period last year, primarily due to restructuring and severance expenses in the third quarter of 2024, including share-based compensation of $2.4 million as a result of the equity award cancellation, which was offset partially by a decrease in personnel costs as the Company optimized its global workforce.

Loss from Operations

Loss from operations was $24.7 million in the third quarter of 2024, compared to $13.9 million in the same period last year.

Interest Income

Interest income was $3.9 million in the third quarter of 2024, compared to $4.9 million in the same period last year, primarily due to the decrease in the average balance of cash, cash equivalents, bank deposits and financial products issued by banks and the decrease in average interest rate realized.

Losses from equity in affiliates

Losses from equity in affiliates were $4.2 million in the third quarter of 2024, primarily due to an impairment loss on an investment in certain private company of $4.1 million.

Net Loss

Net loss was $24.2 million in the third quarter of 2024, compared to $22.5 million in the same period last year.

Net Loss per American Depositary Share attributable to ordinary shareholders

Net loss per American Depositary Share (“ADS”)1 attributable to ordinary shareholders was $0.26 in the third quarter of 2024, compared to $0.23 in the same period last year.

Share Repurchase Program

During the three months ended September 30, 2024, the Company repurchased approximately 6.8 million of its Class A ordinary shares (equivalent to approximately 1.7 million ADSs) for approximately US$3.9 million under its share repurchase program, representing 1.9% of its US$200 million share repurchase program.

As of September 30, 2024, the Company had repurchased approximately 129.4 million of its Class A ordinary shares (equivalent to approximately 32.3 million ADSs) for approximately US$113.7 million under its share repurchase program, representing 57% of its US$200 million share repurchase program.

As of September 30, 2024, the Company had 368.3 million ordinary shares (equivalent to approximately 92.1 million ADSs) outstanding, compared to 449.8 million ordinary shares (equivalent to approximately 112.5 million ADSs) outstanding as of January 31, 2022 before the share repurchase program commenced.

The current share repurchase program will expire at the end of February 2025.

Executive Leadership Update

Today the Company announced that Chief Security Officer Roger Hale will be leaving the Company, effective immediately. Mr. Hale has served in this role for the past 2.5 years, during which he made significant contributions to enhancing the Company’s security, compliance, and data protection protocols.

Mr. Hale will work closely with senior leadership to ensure a smooth transition of his responsibilities. Moving forward, Patrick Ferriter and Robbin Liu will assume responsibility for security and compliance, reflecting the Company’s commitment to maintaining a strong and effective security framework. Mr. Hale will continue to provide strategic advice as an advisor to the Company.

“We are grateful for Roger’s dedication and expertise over the past two and a half years. His leadership has been invaluable in strengthening our security & compliance foundation,” said Tony Zhao, founder, chairman and CEO of Agora. “Security and compliance remain top priorities for Agora, and we will continue to uphold the highest standards to protect our customers and stakeholders.”

1 One ADS represents four Class A ordinary shares.

Financial Outlook

Based on currently available information, the Company expects total revenues for the fourth quarter of 2024 to be between $34 million and $36 million, compared to $31.6 million in the third quarter of 2024, and $33.3 million in the fourth quarter of 2023 if revenues from certain end-of-sale low-margin products were excluded. The Company also expects significant improvement in net income / (loss) in the fourth quarter. This outlook reflects the Company's current and preliminary views on the market and operational conditions, which are subject to change.

Earnings Call

The Company will host a conference call to discuss the financial results at 5 p.m. Pacific Time / 8 p.m. Eastern Time on November 25, 2024. Details for the conference call are as follows:

Event title: Agora, Inc. 3Q 2024 Financial Results

The call will be available at https://edge.media-server.com/mmc/p/wie28zvr

Investors who want to hear the call should log on at least 15 minutes prior to the broadcast. Participants may register for the call with the link below.

https://register.vevent.com/register/BIf58a0b6f500c4362b1a8c64f9fa4cea8

Please visit the Company’s investor relations website at https://investor.agora.io on November 25, 2024 to view the earnings release and accompanying slides prior to the conference call.

Use of Non-GAAP Financial Measures

The Company has provided in this press release financial information that has not been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”). The Company uses these non-GAAP financial measures internally in analyzing its financial results and believe that the use of these non-GAAP financial measures is useful to investors as an additional tool to evaluate ongoing operating results and trends and in comparing its financial results with other companies in its industry, many of which present similar non-GAAP financial measures. Besides free cash flow (as defined below), each of these non-GAAP financial measures represents the corresponding GAAP financial measure before share-based compensation expenses, acquisition related expenses, amortization expenses of acquired intangible assets, income tax related to acquired intangible assets and impairment of goodwill. The Company believes that such non-GAAP financial measures help identify underlying trends in its business that could otherwise be distorted by the effects of such share-based compensation expenses, acquisition related expenses, amortization expenses of acquired intangible assets, income tax related to acquired intangible assets and impairment of goodwill that it includes in its cost of revenues, total operating expenses and net income (loss). The Company believes that all such non-GAAP financial measures also provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by its management in its financial and operational decision-making.

Non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP financial measures and should be read only in conjunction with the Company’s consolidated financial statements prepared in accordance with GAAP. A reconciliation of its historical non-GAAP financial measures to the most directly comparable GAAP measures has been provided in the tables captioned “Reconciliation of GAAP to Non-GAAP Measures” included at the end of this press release, and investors are encouraged to review the reconciliation.

Definitions of the Company’s non-GAAP financial measures included in this press release are presented below.

Non-GAAP Net Income (Loss)

Non-GAAP net income (loss) is defined as net income (loss) adjusted to exclude share-based compensation expenses, acquisition related expenses, amortization expenses of acquired intangible assets, income tax related to acquired intangible assets and impairment of goodwill.

Free Cash Flow

Free cash flow is defined as net cash provided by operating activities less purchases of property and equipment (excluding the acquisition of land use right and the payment for the headquarters project). The Company considers free cash flow to be a liquidity measure that provides useful information to management and investors regarding net cash provided by operating activities and cash used for investments in property and equipment required to maintain and grow the business.

Operating Metrics

The Company also uses other operating metrics included in this press release and defined below to assess the performance of its business.

Active Customers

An active customer at the end of any period is defined as an organization or individual developer from which the Company generated more than $100 of revenue during the preceding 12 months. Customers are counted based on unique customer account identifiers. Generally, one software application uses the same customer account identifier throughout its life cycle while one account may be used for multiple applications.

Dollar-Based Net Retention Rate

Dollar-Based Net Retention Rate is calculated for a trailing 12-month period by first identifying all customers in the prior 12-month period, and then calculating the quotient from dividing the revenue generated from such customers in the trailing 12-month period by the revenue generated from the same group of customers in the prior 12-month period. As the vast majority of revenue generated from Agora’s customers is denominated in U.S. dollars, while the vast majority of revenue generated from Shengwang’s customers is denominated in Renminbi, Dollar-Based Net Retention Rate is calculated in U.S. dollars for Agora and in Renminbi for Shengwang, which has substantially removed the impact of foreign currency translations. Shengwang excluded the revenues from certain end-of-sale products, Easemob’s CEC business and K12 academic tutoring sector. The Company believes Dollar-Based Net Retention Rate facilitates operating performance comparisons on a period-to-period basis.

Safe Harbor Statements

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical or current fact included in this press release are forward-looking statements, including but not limited to statements regarding the Company’s financial outlook, beliefs and expectations. Forward-looking statements include statements containing words such as “expect,” “anticipate,” “believe,” “project,” “will” and similar expressions intended to identify forward-looking statements. Among other things, the Financial Outlook in this announcement contain forward-looking statements. These forward-looking statements are based on the Company’s current expectations and involve risks and uncertainties. The Company’s actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, risks related to the growth of the RTE-PaaS market; the Company’s ability to manage its growth and expand its operations; the continued impact of COVID-19 on global markets and the Company’s business, operations and customers; the Company’s ability to attract new developers and convert them into customers; the Company’s ability to retain existing customers and expand their usage of its platform and products; the Company’s ability to drive popularity of existing use cases and enable new use cases, including through quality enhancements and introduction of new products, features and functionalities; the Company’s fluctuating operating results; competition; the effect of broader technological and market trends on the Company’s business and prospects; general economic conditions and their impact on customer and end-user demand; and other risks and uncertainties included elsewhere in the Company’s filings with the Securities and Exchange Commission (“SEC”), including, without limitation, the final prospectus related to the IPO filed with the SEC on June 26, 2020. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. All forward-looking statements are qualified in their entirety by this cautionary statement, and the Company undertakes no obligation to revise or update any forward-looking statements to reflect events or circumstances after the date hereof.

About Agora, Inc.

Agora, Inc. is the Cayman Islands holding company of two independent divisions, under Agora brand and Shengwang brand, respectively, whose businesses are conducted through separate entities.

Headquartered in Santa Clara, California, Agora is a pioneer and global leader in Real-Time Engagement Platform-as-a-Service (PaaS), providing developers with simple, flexible, and powerful application programming interfaces, or APIs, to embed real-time voice, video, interactive live-streaming, chat, whiteboard, and artificial intelligence capabilities into their applications.

Headquartered in Shanghai, China, Shengwang is a pioneer and leading Real-Time Engagement PaaS provider in the China market.

For more information on Agora, please visit: www.agora.io

For more information on Shengwang, please visit: www.shengwang.cn

Investor Contact:

investor@agora.io

Media Contact:

press@agora.io

Agora, Inc.

Condensed Consolidated Balance Sheets

(Unaudited, in US$ thousands)

	As of	As of
	September 30,	December 31,
	2024	2023
Assets
Current assets:
Cash and cash equivalents	32,118	36,894
Short-term bank deposits	161,906	86,924
Short-term financial products issued by banks	106,638	84,853
Short-term investments	3,066	7,983
Accounts receivable, net	37,381	34,668
Prepayments and other current assets	21,087	9,059
Contract assets	1,127	1,048
Total current assets	363,323	261,429
Property and equipment, net	4,238	5,365
Construction in progress for the headquarters project	35,429	17,343
Operating lease right-of-use assets	4,476	4,011
Intangible assets	741	1,274
Long-term bank deposits	20,500	143,127
Long-term financial products issued by banks	41,400	20,000
Long-term investments	41,012	43,893
Land use right, net	166,434	167,246
Other non-current assets	13,943	10,907
Total assets	691,496	674,595

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	15,196	12,996
Advances from customers	8,155	7,765
Taxes payable	1,686	906
Current operating lease liabilities	1,924	2,447
Accrued expenses and other current liabilities	32,148	32,780
Total current liabilities	59,109	56,894
Long-term operating lease liabilities	2,429	1,726
Deferred tax liabilities	113	196
Long-term borrowings for the headquarters project	33,762	11,027
Other non-current liabilities	19,543	3
Total liabilities	114,956	69,846

Shareholders’ equity:

Class A ordinary shares	39	39
Class B ordinary shares	8	8
Additional paid-in-capital	1,148,502	1,138,346
Treasury shares, at cost	(77,316)	(79,716)
Accumulated other comprehensive loss	(7,907)	(10,027)
Accumulated deficit	(486,786)	(443,901)

Total shareholders’ equity	576,540	604,749
Total liabilities and shareholders’ equity	691,496	674,595

Agora, Inc.

Condensed Consolidated Statements of Comprehensive Loss

(Unaudited, in US$ thousands, except share and per ADS amounts)

	Three Month Ended		Nine Month Ended
	September 30,		September 30,
	2024	2023	2024	2023
Real-time engagement service revenues	30,356	32,718	95,716	100,798
Real-time engagement on-premise solution and other revenues	1,217	2,298	3,087	4,699
Total revenues	31,573	35,016	98,803	105,497
Cost of revenues	10,524	12,594	36,304	38,693
Gross profit	21,049	22,422	62,499	66,804
Operating expenses:
Research and development	29,271	20,040	65,551	61,356
Sales and marketing	6,860	7,789	19,944	26,903
General and administrative	9,741	9,070	26,349	27,100
Total operating expenses	45,872	36,899	111,844	115,359
Other operating income	134	620	914	1,515
Impairment of goodwill	-	-	-	(31,928)
Loss from operations	(24,689)	(13,857)	(48,431)	(78,968)
Exchange gain (loss)	43	20	108	(191)
Interest income	3,924	4,850	13,244	14,006
Interest expense	(86)	-	(251)	-
Investment income (loss)	839	(13,356)	(4,033)	(18,497)
Losses from extinguishment of convertible note	-	-	-	(1,230)
Other income	-	-	-	550
Loss before income taxes	(19,969)	(22,343)	(39,363)	(84,330)
Income taxes	-	(164)	(149)	(323)
(Losses) income from equity in affiliates	(4,211)	(6)	(3,373)	45
Net loss	(24,180)	(22,513)	(42,885)	(84,608)
Net loss attributable to ordinary shareholders	(24,180)	(22,513)	(42,885)	(84,608)
Other comprehensive loss:
Foreign currency translation adjustments	3,197	1,164	2,119	(6,097)
Gain on available-for-sale debt securities	-	-	-	1,385
Total comprehensive loss attributable to ordinary shareholders	(20,983)	(21,349)	(40,766)	(89,320)

Net loss per ADS attributable to ordinary shareholders, basic and diluted	(0.26)	(0.23)	(0.46)	(0.84)

Weighted-average shares used in computing net loss per ADS attributable to ordinary shareholders, basic and diluted	371,733,050	389,359,207	372,336,342	405,036,312

Share-based compensation expenses included in:
Cost of revenues	31	129	184	576
Research and development expenses	10,776	3,769	15,886	10,668
Sales and marketing expenses	241	800	838	3,705
General and administrative expenses	2,599	1,945	4,332	5,953

Agora, Inc.

Condensed Consolidated Statements of Cash Flows

(Unaudited, in US$ thousands)

	Three Month Ended		Nine Month Ended
	September 30,		September 30,
	2024	2023	2024	2023
Cash flows from operating activities:
Net loss	(24,180)	(22,513)	(42,885)	(84,608)
Adjustments to reconcile net loss to net cash used in operating activities:
Share-based compensation expenses	13,647	6,643	21,240	20,902
Allowance for current expected credit losses	2,415	1,857	7,263	5,358
Depreciation of property and equipment	788	1,558	2,726	5,680
Amortization of intangible assets	131	345	533	1,036
Amortization of land use right	856	850	2,572	2,312
Deferred tax benefit	(20)	(53)	(82)	(159)
Amortization of right-of-use asset and interest on lease liabilities	687	704	2,035	2,218
Investment (income) loss	(839)	13,356	4,033	18,497
Losses from extinguishment of convertible note	-	-	-	1,230
Interest income on debt securities and investments	-	-	-	(105)
Losses (income) from equity in affiliates	4,211	6	3,373	(45)
Loss (gain) on disposal of property and equipment	1	34	16	(10)
Impairments of goodwill	-	-	-	31,928
Changes in assets and liabilities, net of effect of acquisition:
Accounts receivable	(1,627)	(4,503)	(9,418)	(7,856)
Contract assets	(38)	(86)	(67)	(942)
Prepayments and other current assets	347	(659)	(12,129)	(1,008)
Other non-current assets	(472)	(2,104)	6,668	(5,160)
Accounts payable	(2,531)	2,653	2,042	3,639
Advances from customers	(41)	100	316	(559)
Taxes payable	107	31	761	(802)
Operating lease liabilities	(677)	(324)	(2,319)	(1,869)
Deferred income	256	-	62	(160)
Accrued expenses and other liabilities	2,357	(928)	(5,404)	(6,808)
Net cash used in operating activities	(4,622)	(3,033)	(18,664)	(17,291)
Cash flows from investing activities:
Purchase of property and equipment	(1,333)	(206)	(2,297)	(656)
Purchase of short-term bank deposits	-	(58,000)	(43,100)	(187,521)
Purchase of short-term financial products issued by banks	(50,300)	(19,525)	(70,391)	(29,899)
Purchase of short-term investments	-	(789)	-	(789)
Proceeds from maturity of short-term bank deposits	37,000	86,000	111,241	434,058
Proceeds from maturity of short-term financial products issued by banks	59,482	-	69,511	8,310
Purchase of long-term bank deposits	(10,500)	-	(20,500)	(143,127)
Purchase of long-term financial products issued by banks	(32,000)	-	(41,400)	(20,000)
Purchase of long-term investments	(562)	-	(562)	(15)
Purchase of land use right	-	-	-	(5,133)

Payment for the headquarters project	(10,918)	(1,839)	(21,895)	(4,326)
Cash received for business disposal	-	-	-	5,769
Cash received from disposal of property and equipment	2	36	58	87
Cash paid for a business combination	-	-	-	(3,680)
Cash received from disposal of long-term investments	28	-	155	-
Net cash (used in) provided by investing activities	(9,101)	5,677	(19,180)	53,078
Cash flows from financing activities:
Proceeds from long-term borrowings for headquarters project	11,123	-	22,177	-
Deposits returned for business disposal	-	-	-	(1,000)
Proceeds from exercise of employees’ share options	175	74	550	590
Deposit received in relation to headquarters project	-	-	19,280	-
Repurchase of Class A ordinary shares	(3,913)	(12,462)	(9,667)	(52,829)
Net cash provided by (used in) financing activities	7,385	(12,388)	32,340	(53,239)
Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	819	53	678	(1,286)
Net decrease in cash, cash equivalents and restricted cash	(5,519)	(9,691)	(4,826)	(18,738)
Cash balance recorded in held-for sale assets at beginning of period	-	-	-	1,488
Cash, cash equivalents and restricted cash at beginning of period *	37,867	38,268	37,174	45,827
Cash, cash equivalents and restricted cash at end of period **	32,348	28,577	32,348	28,577
Supplemental disclosure of cash flow information:
Income taxes paid	24	33	133	65
Cash payments included in the measurement of operating lease liabilities	677	324	2,319	1,869
Right-of-use assets obtained in exchange for operating lease obligations	1,812	-	2,325	4,088
Non-cash financing and investing activities:
Proceeds receivable from exercise of employees’ share options	328	25	328	25
Payables for property and equipment	33	24	33	24
Payables for construction in progress for the headquarters project	11,614	6,458	11,614	6,458
Payables for treasury shares, at cost	24	301	24	301
* includes restricted cash balance	280	280	280	154
** includes restricted cash balance	230	280	230	280

Agora, Inc.

Reconciliation of GAAP to Non-GAAP Measures

(Unaudited, in US$ thousands, except share and per ADS amounts)

	Three Month Ended		Nine Month Ended
	September 30,		September 30,
	2024	2023	2024	2023
GAAP net loss	(24,180)	(22,513)	(42,885)	(84,608)
Add:
Share-based compensation expenses	13,647	6,643	21,240	20,902
Acquisition related expenses	-	13	-	(400)
Amortization expenses of acquired intangible assets	129	345	531	1,035
Income tax related to acquired intangible assets	(20)	(53)	(82)	(159)
Impairment of goodwill	-	-	-	31,928
Non-GAAP net loss	(10,424)	(15,565)	(21,196)	(31,302)

Net cash used in operating activities	(4,622)	(3,033)	(18,664)	(17,291)
Purchase of property and equipment	(1,333)	(206)	(2,297)	(656)
Free Cash Flow	(5,955)	(3,239)	(20,961)	(17,947)
Net cash (used in) provided by investing activities	(9,101)	5,677	(19,180)	53,078
Net cash provided by (used in) financing activities	7,385	(12,388)	32,340	(53,239)